Exhibit 99.1

IMRIS Announces Addition of Dr. Vipul Patel to SYMBIS™ Advisory Board

World's most experienced robotic surgeon to consult on neurosurgical robot

MINNEAPOLIS, Sept. 19, 2013 /CNW/ - Global intraoperative imaging company IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that Vipul Patel, M.D., of Florida Hospital Celebration Health, has joined the SYMBIS™ Surgical System Advisory Board.  Dr. Patel is the internationally recognized leader in the field of robotic surgery, with experience performing over 6,000 robotic prostatectomies.

"Dr. Patel brings to the SYMBIS Advisory Board a wealth of experience in terms of surgeon training and the integration of robotics into the operating room," IMRIS CEO Jay D. Miller said.  "As we develop our training plans and work our way through the regulatory process, we look forward to Dr. Patel's contributions as a surgeon who has performed more robotic surgery than anyone else in the world."

"Robotics combined with intraoperative imaging will continue to transform minimally invasive surgery," Dr. Patel said. "High-field intraoperative imaging allows surgeons to identify tumors beyond what can be seen with the naked eye and helps surgeons avoid damage to vital nerves and vessels." The SYMBIS Surgical System will be the world's first MRI-compatible robot, allowing the integration of imaging with surgical robotics.

Dr. Patel is currently the medical director of the Global Robotics Institute and the urologic oncology program for the Florida Hospital Cancer Institute. As Editor Emeritus and Founding Editor of the Journal of Robotic Surgery, Dr. Patel also brings a significant amount of insight to the SYMBIS Advisory Board in terms of robotic surgery research, procedure development and continuing education. Although Dr. Patel's specialty is urology, there are many aspects of robotic surgery that transfer across surgical specialties.

The SYMBIS Advisory Board, established in May, provides guidance in the clinical study and surgeon training on the SYMBIS Surgical System. Dr. Patel joins three other board members: Garnette Sutherland, M.D., FRCS(C) of Foothills Medical Center at the University of Calgary, Calgary, Alberta; David Roberts, M.D., FAANS, of the Geisel School of Medicine at Dartmouth, Hanover and Lebanon, NH; and Melvin Field, M.D., of Orlando Neurosurgery in Winter Park, and Florida Hospital in Orlando, FL.

The SYMBIS Surgical System is currently under development and not available for sale.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

Image with caption: "Dr. Vipul Patel of Florida Hospital Celebration Health. Photo credit: Florida Hospital Celebration Health. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20130919_C8744_PHOTO_EN_31063.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Chief Financial Officer
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 10:30e 19-SEP-13